                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Archstone-Smith Operating Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

    Class A-1 Common Shares of Beneficial Interest, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     039584
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Caroline Brower, Archstone-Smith Trust, 7670 South Chester Street, Suite 100,
                      Englewood, CO 80112, (312) 915-1977
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page)

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                                                               Page 2 of 9 Pages

                                 SCHEDULE 13D
CUSIP No.039584
         ------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert H. Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES OF AMERICA
-----------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            189,146
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,797,655
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             189,146
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   3,797,655
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,986,801
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO. 039584
         -------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert P. Kogod
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            123,584
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,777,510
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             123,584
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,777,510
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,901,094
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12     [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 9 Pages

CUSIP No. 039583

Item 1.  Security and Issuer

         This Schedule 13D (this "Statement") relates to the Class A-1 Common Shares of Beneficial Interest, par value $.01 per share ("Units"), of Archstone-Smith Operating Trust, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at c/o Archstone-Smith Trust, 7670 South Chester Street, Suite 100, Englewood, Colorado 80112.

Item 2.  Identity and Background

         This statement is being filed by Robert H. Smith and Robert P. Kogod (together, the "Reporting Persons"). The business address of each of the Reporting Persons is c/o Archstone-Smith Trust, Charles E. Smith Division, 2345 Crystal Drive, Arlington, Virginia 22202.

         Set forth in Appendix I of this Statement and incorporated herein by reference is a list containing the name, business name and address and present principal occupation of each of the Reporting Persons. Neither of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Beneficial ownership of the Units hereby reported was acquired pursuant to the terms of, and the business combinations effected as a result of, that certain Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2001 (the "Merger Agreement"), by and among the Issuer, Archstone-Smith Trust (formerly known as New Garden Residential Trust), a Maryland real estate investment trust ("Archstone-Smith"), Charles E. Smith Residential Realty L.P., formerly a Delaware limited partnership ("Smith Partnership"), and Charles E. Smith Residential Realty, Inc., formerly a Maryland corporation ("Smith Residential")

         Pursuant to the terms of the Merger Agreement, among other things, Smith Residential has merged with and into Archstone-Smith (the "Merger") and Smith Partnership has merged with and into the Issuer (the "Partnership Merger"). Both Archstone-Smith and the Issuer survived these mergers. Pursuant to the Merger Agreement, among other things, common unitholders of Smith Partnership (other than Smith Residential) received 1.975 Units of Issuer for each Smith Partnership Class A common unit held at the time of the Partnership Merger. Each Unit issued in the Partnership Merger is subject to a redemption right at the option of the holder thereof. Upon exercise by a Unit holder of the redemption right, the Issuer is required to acquire the Units for an amount of cash per Unit based on the market price of Archstone-Smith common shares in accordance with the Issuer's declaration of trust. However, Archstone-Smith, in its sole discretion, may elect to assume and directly satisfy the Issuer's redemption obligation, in which case Archstone-Smith will pay the redeeming Unit holder in Archstone-Smith common shares, or their cash equivalent. The transactions contemplated by the Merger Agreement were completed on October 31, 2001 and at such time the Reporting Persons acquired the Units reported hereby upon conversion of their outstanding common units of Smith Partnership pursuant to the exchange ratio above.

         The Reporting Persons' beneficial ownership of common units of Smith Partnership arose as follows.

         Smith Partnership was formed to acquire in exchange for its common units and other consideration, direct and indirect interests in various real estate assets and related businesses (the "Acquired Assets") from the Charles E. Smith Companies and certain of its affiliates. The acquisition of the Acquired Assets and the issuance of its common units in exchange for such assets were consummated simultaneously with the initial public offering ("IPO") of Smith Residential, the general partner of Smith Partnership.

         In connection with the IPO of Smith Residential and the formation of Smith Partnership, and subsequent thereto, the Reporting Persons received, directly or through affiliated companies, common units of Smith Partnership in exchange for contribution to Smith Partnership of certain of their assets. Immediately prior to the Partnership Merger, Mr. Smith and Mr. Kogod had sole voting and dispositive power over 95,770 and 45,006 common units and shared voting and dispositive power over 1,922,863 and 1,912,663 common units of Smith Partnership, respectively.

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                                                               Page 5 of 9 Pages

Item 4.  Purpose of Transaction

         As described in Item 3 above, the Reporting Persons acquired the Units reported hereby in exchange for common units of Smith Partnership in the Partnership Merger. The Reporting Persons do not presently intend to contribute additional assets to the Issuer in exchange for Units but such transactions may occur in the future.

         The Reporting Persons have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present general partner or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's declaration of trust or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Persons beneficially own an aggregate of 4,179,127 Units, which represent approximately 16.4% of the outstanding Units as of October 31, 2001. Information regarding the number and percentage of Units of the Issuer beneficially owned by each of the Reporting Persons is set forth in Appendix I (including Charles E. Smith Management, Inc., the record owner of 3,708,768 Units).

         (b) Information regarding the sole and shared voting and sole and shared dispositive power relating to Units beneficially owned by each of the Reporting Persons is set forth in Appendix I.

         (c) Except as described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in Units of the Issuer during the past sixty days.

         (d) No person other than each of the Reporting Persons has the right, either directly or through wholly owned subsidiaries, to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by such person.

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The discussion of the Merger Agreement set forth in Item 3 is hereby incorporated by reference herein.

Shareholders' Agreement

         In connection with the Merger Agreement, Archstone-Smith and the Issuer entered into a Shareholders' Agreement ("Shareholders' Agreement") with Robert
H. Smith ("Smith") and Robert P. Kogod ("Kogod"), which provides for, among other things, the appointment of Smith and Kogod to Archstone-Smith's Board of Trustees, to serve until 2003 and 2002, respectively. Smith and Kogod (or their replacement nominee) will have the right to be nominated to serve on the Board of Trustees for a period of ten (10) years.

         Pursuant to the Shareholders' Agreement, Smith and Kogod will agree not to sell any common shares of Archstone-Smith (including securities convertible or exchangeable for such common shares, including Units) beneficially owned by them after the Merger for a period of three years. This restriction will not apply to the sale of up to 400,000 common shares of Archstone-Smith between the first and second anniversaries of the Merger and up to an aggregate of 800,000 common shares of Archstone-Smith between the first and third anniversaries of the Merger.

         The Shareholders' Agreement provides that all of Archstone-Smith's future high-rise apartments will be operated under the name "Charles E. Smith Residential." Archstone-Smith will create a separate operating division (similar to its current East and West Regions) under the name "Charles E. Smith Residential" through which it will conduct substantially all of its high-rise business. For a period of 15 years, Archstone-Smith will not directly or indirectly transfer any interest in certain identified properties located in Crystal City, Virginia (formerly owned by Smith Partnership), without the prior written consent of Smith and Kogod, except in the case of a

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                                                               Page 6 of 9 Pages

sale of all of the identified Crystal City properties in a single transaction or pursuant to a bona fide mortgage of any or all of such properties in order to secure a loan or other financing of the Issuer. In addition, the Charles E. Smith Residential division will maintain its headquarters in Crystal City, Virginia, for a period of fifteen years unless otherwise agreed to by Smith and Kogod. This division will be operated under the direction of a President - Charles E. Smith Division. The initial person serving as such officer shall be W.D. Minami, who will report directly to R. Scott Sellers, Archstone-Smith's Chief Executive Officer.

         The Shareholders' Agreement will terminate (i) with respect to Smith, at such time as Smith and his family beneficially own less than 1,000,000 common shares of Archstone-Smith, and (ii) with respect to Kogod, at such time as Kogod and his family beneficially own less than 1,000,000 common shares of Archstone-Smith.

Item 7.           Material to Be Filed as Exhibits

         The following is filed as an exhibit:

         (a) Shareholders' Agreement dated October 31, 2001, by and among Archstone-Smith Trust, Archstone-Smith Operating Trust, Robert H. Smith and Robert P. Kogod (Incorporated by reference to Exhibit 10.1 to Archstone-Smith Trust's Current Report on Form 8-K (File No. 1-16755), filed November 1, 2001)

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                                                               Page 7 of 9 Pages

Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2001


/s/ Robert H. Smith
--------------------------------------------
By: Robert H. Smith

/s/ Robert P. Kogod
--------------------------------------------
By: Robert P. Kogod

                                                               Page 8 of 9 Pages
                                   APPENDIX I

  NAME OF REPORTING PERSON                    PRINCIPAL                              NUMBER OF UNITS OF
AND BUSINESS OR RESIDENTIAL                 OCCUPATION OR                             ISSUER OWNED BY
        ADDRESS (1)                           EMPLOYMENT                             REPORTING PERSONS
---------------------------                 --------------                           ------------------
                                                                                    Sole Voting    Shared
                                                                                         &        Voting &
                                                                                    Dispositive  Dispositive
                                                                                      Power        Power

                                                                                    ------------ -----------
Robert H. Smith                             Chairman, Charles E. Smith              189,146      3,797,655 (2)
                                            division of Archstone-Smith
                                            Trust

                                            Trustee, Archstone-Smith
                                            Trust

Robert P. Kogod                             Trustee, Archstone-Smith                123,584      3,777,510 (3)
                                            Trust

______________
(1) The business address of each person listed is Archstone-Smith Trust, Charles
E. Smith Division, 2345 Crystal Drive, Arlington, Virginia 22202.

(2) Includes 88,887 Units held of record by the Robert H. Smith's spouse, Clarice R. Smith, and includes 3,708,768 Units held of record by Charles E. Smith Management, Inc.

(3) Includes 68,742 Units held of record by the Robert P. Kogod's spouse, Arlene
R. Kogod, and includes 3,708,768 Units held of record by Charles E. Smith Management, Inc.

                                                               Page 9 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT A      Shareholders' Agreement dated October 31, 2001, by and among
               Archstone-Smith Trust, Archstone-Smith Operating Trust, Robert H.
               Smith and Robert P. Kogod (Incorporated by reference to Exhibit
               10.1 to Archstone- Smith Trust's Current Report on Form 8-K (File
               No. 1-16755), filed November 1, 2001)